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12013457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 South Flower Street, Suite 2750
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William K. Doyle 213-627-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy & Pindroh, LLP
(Name – *if individual, state last, first, middle name*)

100 E. Corson Street, Suite 200 (Address) Pasadena (City), CA (State) 91103 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH, D.C.
196

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

44

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31, 2011, 20_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

[Signature]

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Los Angeles)

On Feb 28, 2012 before me, Ardeshir Tabrizi, Notary Public
(insert name and title of the officer)

personally appeared William K. Doyle,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ARDESHIR TABRIZI
Commission # 1861765
Notary Public - California
Los Angeles County
My Comm. Expires Sep 15, 2013

Signature [signature] (Seal)

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

To the Members
Kerlin Capital Group, LLC

In planning and performing our audit of the financial statements of Kerlin Capital Group, LLC for the year ended December 31, 2011 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Kerlin Capital Group, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a

timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 4, 2012

Kerlin Capital Group, LLC

Agreed-Upon Procedures

December 31, 2011

Kerlin Capital Group, LLC

INDEX TO FINANCIAL STATEMENTS

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members'
Kerlin Capital Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated in the attached Appendix A with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Kerlin Capital Group, LLC (a California limited liability company) (the "Company") and the Securities and Exchange Commission, Financial industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the attached Appendix A either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 4, 2012

Kerlin Capital Group, LLC
Appendix A

SUMMARY OF PROCEDURES AND FINDINGS

1. Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

Findings: We reviewed the Company's general ledger, a copy of cancelled check number 10148 for $150.00 and a copy of the August, 2011 when the check cleared the bank, supporting the assessment payment. We also reviewed check number 10291 for $168.75. This check has not cleared the bank as of the date of this report. We noted no differences in the listed assessment payment in Form SIPC-7T with the respective cash disbursements record entries.

2. Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011.

Findings: We compared the amounts reported in Form SIPC-7T to the audited Form X- 1 7 A-5 for the year ended December 31, 2011, noting no differences.

3. Compare any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

Findings: The Company had an adjustment of $529,530 in other revenues not related either directly or indirectly to the securities business. We obtained the 2011 Revenues by Client and Services Provided schedule and noted no differences to the adjustment amount in Form SIPC-7T.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

Findings: We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, including the 2011 Revenues by Client and Services Provided schedule, by footing and recalculating the schedules, noting no differences.

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed (if applicable).

Findings: There were no overpayments applied to the current assessment, as such, this step was not applicable to our agreed-upon procedures.

The accompanying notes are an integral part of this statement.

Submitted | Filing ID: 1756486 |

FILING THIS NOTIFICATION WITH FINRA DOES NOT SATISFY YOUR FILING OBLIGATION TO THE SEC.
ALL FILINGS EXCEPT THOSE RELATED TO ELECTRONIC STORAGE MEDIA REQUIRE SEPARATE NOTIFICATION TO THE SEC.
Please refer to the applicable rule(s) as well as the SEC's web-site at www.sec.gov.for additional information including mailing addresses, fax numbers, etc.

Reminder, if you have an obligation to provide this notice to the DTCC, please do so. You can email your regulatory notices to DTCC at: Credit-MarketRisk@dtcc.com.

Member's Notices to FINRA
Replacement of Accountant
SEC Rule 17a-5(f)(4)

Your Form has been successfully submitted and your Filling ID for any further inquiries regarding this form is:

1756486

Submitted Date and Time 11/23/2011 3:13 PM

Member's Contact Information	
Name	KERLIN CAPITAL GROUP LLC
CRD Number	40263
Address	LOS ANGELES, CA
Phone	213-627-3300
Executive Representative Contact	WILLIAM KERSTEN DOYLE

Notice Information	
Name of Person Filing Notice	William K. Doyle
Email Address	wdoyle@kerlincapital.com
Phone Number	213-627-3300
Date	11/23/2011
Alternate Contact Name	
Phone Number	

What is the full legal name of the firm's former accountant?	Rose, Snyder & Jacobs
Which party terminated the engagement?	Member Firm
On what date was the engagement terminated?	11/11/2011
On what date did the firm engage a new Accountant?	11/11/2011
What is the full legal name of the firm's new accounting firm?	Lucas, Horsfall, Murphy & Sindroh, LLP
In what state or jurisdiction is the principal office of the accountant?	100 East Carson Street, Suite 200 Pasadena, CA 91103 USA
Is the new accounting firm registered with the Public Company Accounting Oversight Board (PCAOB)?	YES
PCAOB Account Number:	6333
Does the firm carry customer accounts?	NO

Please attach a statement of the details of any accounting, auditing, or other problems, as required by SEC Rule 17a-5(f)(4), or, if there were no such problems, a statement to that effect, manually signed by an appropriate officer of the member firm.

Kerlin Statement 111111.pdf (Kerlin Statement Re Change of Accountant)

Did the Accountant's report on the financial statements for any of the past two years contain an adverse opinion or a disclaimer of opinion or was its opinion qualified as to uncertainties, audit scope, or accounting principles?

NO

Has the firm provided a copy of this notice to its former Independent Accounting Firm listed above? YES

Please attach the former accountant's letter stating it agrees with the statement contained in the notice, manually signed by the accountant, as required by SEC Rule 17a-5(f)(4).

RSJ memo 111611.pdf (RJS Statement)

November 11, 2011

Statement with respect to Replacement of Accountant

This is a statement as part of filing for a Replacement Accountant that Kerlin Capital Group, LLC and Rose, Snyder and Jacobs, LLP who has provided an annual audit of Kerlin's financial statements since 1995, had no accounting, auditing or other problems in connection with its audits through December 31, 2010. During 2011, there have been no discussions regarding the 2011 Kerlin financial statements.

William K. Doyle
Managing Partner

ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

November 16, 2011

To whom it may concern:

We have read the statements included in the Replacement of Accountant filing notice dated November 11, 2011 of Kerlin Capital Group, LLC to be filed with the Securities and Exchange Commission and we agree with such statements.

Sincerely,

Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants
Encino, California

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

Kerlin Capital Group, LLC

Financial Statements

December 31, 2011

(with Independent Auditors' Report Thereon)

Kerlin Capital Group, LLC

INDEX TO FINANCIAL STATEMENTS

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members'
Kerlin Capital Group, LLC

We have audited the accompanying statement of financial position of Kerlin Capital Group, LLC (a California Limited Liability Company) as of December 31, 2011, and the related statements of operations, members' equity and cash flows for the year then ended, that you are filing pursuant to role 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerlin Capital Group, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 4, 2012

Kerlin Capital Group, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

CURRENT ASSETS		
Cash	$	68,211
Prepaid expenses		1,851
TOTAL CURRENT ASSETS		70,062
PROPERTY AND EQUIPMENT		
Computer equipment		84,931
Office furniture and equipment		241,931
Automobile		38,015
Leasehold improvements		35,310
Less accumulated depreciation and amortization		378,809
Property & Equipment, net		21,378
OTHER ASSETS		
Deposits		6,512
Investment in private company, note 1		50,000
TOTAL ASSETS	$	147,952

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses		4,072
TOTAL CURRENT LIABILITIES		4,072
COMMITMENTS AND CONTINGENCIES, note 2		
MEMBERS' EQUITY		
Members Equity/Partners Capital		143,880
TOTAL MEMBERS' EQUITY		143,880
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	147,952

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF OPERATIONS
For Year Ended December 31, 2011

Revenue	
Advisory fees	$ 474,780
Retainer fees	182,250
Total Revenue	657,030
Expenses	
Employee compensation and benefits	257,813
Occupancy	90,820
Other operating expenses	57,699
Professional fees	34,781
Depreciation and amortization	31,121
Travel and entertainment	20,712
Communications and data processing	16,214
Taxes	6,391
Parking	5,007
Interest and bank charges	1,190
Total Expenses	521,748
Net Income	$ 135,282

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2011

Balance at January 1, 2011	$	219,598
Net Income		135,282
Contributions from members		189,000
Distributions to members		(400,000)
Balance at December 31, 2011	$	143,880

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 135,282
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	31,121
Change in assets - (increase) decrease:	
Accounts receivable	50,000
Prepaid expenses	3,721
Deposits	1,237
Change in liabilities - increase (decrease):	
Accounts payable and accrued expenses	(17,604)
Net Cash Provided by Operating Activities	203,757
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of equipment	(7,321)
Net Cash Used in Investing Activities	(7,321)
CASH FLOW FROM FINANCING ACTIVITIES	
Contributions from members	189,000
Distributions to members	(400,000)
Net Cash Used in Financing Activities	(211,000)
NET DECREASE IN CASH DURING THE YEAR	(14,564)
CASH, BEGINNING OF PERIOD	82,775
CASH, END OF PERIOD	$ 68,211

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the Company) is a "mergers and acquisitions type" FINRA broker/ dealer that provides investment banking services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated lives of the assets, three to seven years, using accelerated methods, except for leasehold improvements, which are amortized over the term of the lease, under the straight line method. The automobile is also depreciated under the straight-line method, assuming a seven year life.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. There were no accounts receivable at December 31, 2011.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment, the allowance for doubtful accounts and the value of its investment.in a private company. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

Fair Value of Financial Instruments

The Company has adopted guidance issued by the FASB that defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles, and expands disclosures about fair value measurements. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories are as follows:

Level Input	Input Definition
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements by level at December 31, 2011 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Investment in private company	$ -	$ -	$ 50,000	$ 50,000

The Company invests in a private company, which does not have a quoted market price and is therefore classified as Level III. The Company purchased the investment at its fair value at the date of acquisition. Management reviews the financial results of the operating activities of the private company annually. Management has determined that the financial results have been consistent and the Company's portion of equity in the private company has not significantly changed. Therefore, the investment continues to be recorded at cost, which approximates fair market value, at December 31, 2011.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table summarizes our fair value measurements using significant Level III inputs, and changes therein, for the year ended December 31, 2011:

Balance as of December 31, 2010	$ 50,000
Transfers in (out) of Level III	-
Net purchases (sales)	-
Net unrealized gains (losses)	-
Net realized gains (losses)	-
Balance as of December 31, 2011	$ 50,000

The Company's financial instruments, including accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office space under a lease, which initially expired in August 1, 2011 but was amended and extended for a one-year term ending August 1, 2012. The current terms are for a fixed rent of $2,500 per month but either the landlord or the tenant may cancel at any point with sixty days advance notice. Assuming no early cancellation and assuming that the lease would not be extended, total payments required under this lease for 2012 would be $17,500.

Total rent expense for the year ended December 31, 2011, with respect to this lease, totaled $64,597.

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

3. PENSION AND PROFIT-SHARING PLAN

In 2006, the Company adopted a discretionary 401(k) profit-sharing plan covering substantially all of its full-time employees. The Company terminated this plan during 2011 and the Trustee for the plan distributed all assets as directed by the employees who had participated in the plan. There were no contributions to the plan for 2011.

4. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company was required to maintain net capital of not less than $5,000 at December 31, 2011. The net capital of the Company at December 31, 2011 amounted to $64,139.

5. EXEMPTION FROM THE REQUIREMENT INCLUDING THE EXEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. The Company is exempt from computing the reserve requirement for the year ended December 31, 2011 under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(i).

6. CONCENTRATIONS

The Company maintains its cash at financial institutions which may, at times, exceed federally insured limits. Historically, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. There was no uninsured cash at December 31, 2011.

Customers

During the year ended December 31, 2011, the Company generated approximately 90% of its revenue from three clients.

7. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 4, 2012, the date the financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the accompanying financial statements.

Kerlin Capital Group, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2011

Net Capital	
Total members' equity	$ 143,880
Deduct members' equity not allowable for new capital	-
Total members' equity qualified for net capital	143,880
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits-deferred income tax payable	-
Total capital and allowable subordinated borrowings	143,880
Deductions and/or charges:	
Nonallowable assets:	
Securities not readily marketable	-
Exchange memberships	-
Furniture, equipment, and leasehold improvements, net	21,378
Other Assets	58,363
Additional charges for customers' and noncustomers' security accounts	-
Additional charges for customers' and noncustomers' commodity accounts	-
Aged fails-to-deliver	-
Aged short security differences	-
Secured demand note deficiency	-
Commodity futures contracts and spot commodities/proprietary capital charges	-
Other deductions and/or charges	-
Net capital before haircuts on securities positions (tentative net capital)	64,139
Haircuts on securities	
Contractual securities commitments	-
Securities collateralizing secured demand notes	-
Trading and investment securities	-
Bankers' acceptances, certificates of deposit, and commercial paper	-
U.S. and Canadian government obligations	-
State and municipal government obligations	-
Corporate obligations	-
Stocks and warrants	-
Options	-
Other securities	20
Undue concentrations	-
Net Capital	$ 64,119

See Independent Auditors' Report

Kerlin Capital Group, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

Aggregate indebtedness		
Items included in statement of financial condition:		
Short-term bank loans (secured by customer's securities)	$	-
Drafts Payable		-
Payable to brokers and dealers		-
Payable to clearing broker		-
Payable to customers		-
Other accounts payable and accrued expenses		4,072
Items not included in statement of financial condition:		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	4,072
Computation of basic net capital requirement		
Minimum net capital required:		
Company		-
Broker-dealer subsidiary		-
Total	$	-
Excess net capital at 1,500 percent	$	59,119
Excess net capital at 1,000 percent	$	58,119
Ratio: Aggregate indebtedness to net capital		.0635 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

See Independent Auditors' Report